Exhibit 99.59

Canopy Growth increases international footprint by expanding into Jamaican medical market with the introduction of Tweed JA

SMITHS FALLS, ON and KINGSTON, JAMAICA, Oct. 25, 2017 /CNW/—Canopy Growth Corporation (TSX: WEED) (“Canopy Growth” or the “Company”) is pleased to announce that it has launched a strategic partnership in the Jamaican cannabis market as part of its ongoing international expansion. Grow House JA Limited – to operate as Tweed Limited JA (“Tweed JA”), will serve the needs of the Jamaican medical cannabis market with Tweed’s well-established cultivation processing and international standards, matched with the local know-how of its Jamaican partners and the renowned sun, soil and water of Jamaica.

Canopy Growth holds 49 per cent of the share capital of Tweed JA, which, with conditional license approvals already in place, has already begun construction of its facility.

“Jamaica represents a world-class cannabis market, and we are fortunate to be working with a highly experienced and knowledgeable local team so we can put the right pieces in place to turn these opportunities into local prosperity and success,” said Bruce Linton, Chairman & CEO, Canopy Growth. “Ensuring we have the brands, infrastructure, and the right people in place is our priority. We look forward to contributing to a successful Jamaican cannabis market with the addition of Tweed JA.”

In 2015, the Jamaican legislature voted to amend the nation’s cannabis laws, which led to the introduction of the Cannabis Licensing Authority (CLA). Since then, the Jamaican government has been developing a framework for the cultivation and sale of medical cannabis, creating new opportunities for locals and visitors alike.

Canopy Growth is confident that the production and formulation model it has built in Canada, combined with the strength of the existing team in Jamaica, made up of experienced entrepreneurs with substantial cannabis cultivation experience, will drive the national conversation around cannabis forward, and promote Jamaica’s well-established and renowned ganja, oils and other cannabis products on a global level.

Here’s to Future (Ganja) Growth.

About Tweed

Tweed is a globally recognized cannabis production brand. It has built a large and loyal following by focusing on quality products and meaningful customer relationships. Tweed doesn’t just sell cannabis, it facilitates a conversation about a product we’ve all heard about but haven’t met intimately yet. It is approachable and friendly, yet reliable and trusted. As cannabis laws liberalize around the world, Tweed will expand its leading Canadian position around the globe. Learn more at www.tweed.com.

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis company, offering distinct brands and curated cannabis varieties in dried, oil and capsule forms. Through its wholly-owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over half a million square feet of GMP-certified indoor and greenhouse production capacity, all to an unparalleled level of quality assurance procedures and testing. Canopy Growth has established partnerships with leading sector names in Canada and abroad, with interests and operations spanning four continents. The Company is proudly dedicated to educating healthcare practitioners, providing consistent access to high quality cannabis products, conducting robust clinical research, and furthering the public’s understanding of cannabis. For more information visit www.canopygrowth.com.

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will”

be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, Tweed Inc., Tweed Farms Inc. or Bedrocan Canada Inc. to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corp. does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Canopy Growth Corporation

View original content: http://www.newswire.ca/en/releases/archive/October2017/25/c7341.html

%SEDAR: 00029461E

For further information: Jordan Sinclair, Director of Communications, Jordan@tweed.com, 613-769-4196, @Canopygrowth; Tyler Burns, Investor Relations, Tyler.burns@canopygrowth.com, 855-558-9333 ex 122; Director: Bruce Linton, tmx@tweed.com

CO: Canopy Growth Corporation

CNW 07:00e 25-OCT-17